PUBLIC VERSION

.

GCA ADVISORS, LLC

FINANCIAL STATEMENT
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

GCA ADVISORS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2019

TABLE OF CONTENTS

Page







PUBLIC VERSION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 25TH FLOOR
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AARON COHEN 415-318-3684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST WINTTER & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

675 YGNACIO VALLEY RD., STE A200	WALNUT CREEK	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, AARON COHEN _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA ADVISORS, LLC _____, as of DECEMBER 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco }

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2020
Date *Month* *Year*

by Aaron Cohen

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ______________________
Signature of Notary Public

JEFFREY THAI
Notary Public - California
San Francisco County
Commission # 2275613
My Comm. Expires Jan 20, 2023

Seal
Place Notary Seal Above

-- **OPTIONAL** --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: ______________________

Document Date: ______________________

Number of Pages: ______________________

Signer(s) Other Than Named Above: ______________________

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Executive Committee
GCA Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GCA Advisors, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as GCA Advisors, LLC's auditor since 2017.
Walnut Creek, California
February 27, 2020

GCA ADVISORS, LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	31,896,454
Accounts receivable, net of allowance of $485,011		5,265,447
Due from affiliates		1,788,871
Deferred tax asset		1,635,056
Prepaid expenses & other assets		253,978
Total assets		40,839,806
Liabilities and Member's Equity		
Accounts payable		523,298
Accrued compensation		10,241,775
Due to affiliates		9,634,629
Deferred revenue		343,750
Other accrued liabilities		984,073
Total liabilities		21,727,525
Member's equity		19,112,281
Total liabilities and member's equity	$	40,839,806

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operations

GCA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc. ("the Member"), a Delaware corporation. The Member is a wholly owned subsidiary of GCA Corporation ("GCA Corp."), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer originally registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 24, 2003. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 8, all of the Company's revenues are earned in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) *Fair Value of Financial Instruments*
The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(c) *Use of Estimates and Assumptions*
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Corp.; and the allocation of compensation benefits and other expenses incurred by GCA Savvian, LLC, a subsidiary of the Member on behalf of the Company.

(d) *Cash and Cash Equivalents*
Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. There were no cash equivalents at December 31, 2019.

(e) *Accounts Receivable and Allowance for Doubtful Accounts*
Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Allowances for doubtful accounts are based on specifically identifying accounts that are past due that are deemed by management not likely to be collectible. If amounts become uncollectible, they will be charged to operations when that determination is made.

(2) Summary of Significant Accounting Policies *(continued)*

(f) *Income Taxes*

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of the Member. As the Company's results of operations provide the funding source for payment of the Member's income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by the Member.

The Company follows the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which the Member is required to file income tax returns, as well as for all open tax years in these jurisdictions. No liabilities for uncertain income tax positions were recorded as of December 31, 2019.

(3) Risk Concentrations

The Company places its cash with a well-established financial institution and, at times, balances may exceed the Federal Deposit Insurance Corporation's ("FDIC") coverage limits of $250,000 during the year. The Company has never experienced any losses related to these balances. As of December 31, 2018, the Company's cash balance exceeded this FDIC limit by $31,132,728.

At December 31, 2019, 76% of accounts receivables are from two clients.

(4) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit-sharing contributions to the plan. During 2019, the Company did not make any profit-sharing contributions to the plan.

(5) Commitments and Contingencies

(a) *Leases*

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", ("ASU 2016-02"), which supersedes the existing guidance for lease accounting, "Leases (Topic 840)". ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years.

The Company is not party to a lease as of December 31, 2019. Rather, the Company is party to an intercompany services agreement with the Member resulting in the allocation of certain occupancy expenses to the Company and such agreement with the Member is renewed annually.

(5) Commitments and Contingencies *(continued)*

(b) *Legal Matters*

The Company may be subject to various pending and threatened legal actions, which arise in the natural course of business. Predicting the outcome of a matter is inherently difficult. The Company accrues for estimated loss contingencies related to legal matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss.

The Company is involved in a current suit, which has resulted in an accrual on the financial statements. The Company believes it has meritorious defenses against the suit.

(c) *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $10,168,929 which was $8,720,427 in excess of its net capital requirement of $1,448,502. The Company's percentage of aggregate indebtedness to net capital was 213.67% as of December 31, 2019.

The Company is exempt from the Rule 15c3-3 requirements of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(6) Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

(6) Revenues from Contracts with Customers *(continued)*

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $1,561,807 and $5,265,447 as of January 1, 2019 and December 31, 2019, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers totaled $304,063 and $343,750 as of January 1, 2019 and December 31, 2019, respectively.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs as of December 31, 2019.

(7) Income Taxes

Significant components of the Company's deferred tax balances as of December 31, 2019:

Deferred income tax asset:	
Share-based compensation	$ 1,280,226
Accrued compensation	342,069
Unrealized gain/loss on exchange rate	(25,480)
State taxes	38,241
Total deferred income tax asset	$ 1,635,056
Valuation allowance	-
Net deferred income tax asset	$ 1,635,056

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(7) Income Taxes *(continued)*

The Member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Member is subject to U.S. federal and state income tax examinations by tax authorities for tax years from 2015.

The Company does not have any unrecognized tax benefits, or interest and penalties accrued on unrecognized tax benefits at December 31, 2019. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

(8) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Intercompany Services Agreement.

The Company records a provision for income tax. The amount represents the Company's income tax expense, if the Company incurred income tax expense on a standalone basis. The Company made cash distributions to the Member to fund the payment of income taxes owed by the Member, which were less than the amount calculated by the Company on a standalone basis.

During 2019, the Company had net distributions to the Member, of $12,650,324. This amount is made up of cash distributions of $13,995,000 and an offsetting amount of $1,344,676 related to the current income tax expense that the Company would incur on a standalone basis, which is treated as a capital contribution.

The Company and GCA Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company and GCA Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology.

The Company and GCA Altium, a sister company, have an agreement to reimburse certain expenses and fees paid on the other's behalf.

As of December 31, 2019, the Company had receivables from GCA Corp. of $1,010,305, and from GCA Altium of $778,566. The Company had outstanding payables at December 31, 2019 of $9,596,655 to GCA Savvian, LLC., $37,974 to GCA Altium.

Certain employees of the Company were granted Stock Acquisition Rights ("SAR") in GCA Corp. The SAR were granted in 2016, 2017 and 2018. There was a performance condition that was required to be met before the SAR vest. The performance condition was met in 2018. The SAR is exercisable ratably over four years from grant date. See Note 9.

(9) Share-Based Compensation

In 2015 GCA Corp. created a stock option plan, in which, employees of GCA Corp. and its subsidiaries were eligible to be granted Stock Acquisition Rights (SAR) to purchase GCA Corp. stock. GCA Corp. first granted SAR in March 2016 (RSU-2). There have been additional grants in 2017 (RSU-4) and 2018 (RSU-5). Certain employees were granted SAR, with an exercise price of one Yen per share. The SAR are exercisable ratably over four years from grant date. The SAR are subject to a performance condition, which must be satisfied before any portion of the SAR shall vest and before any SAR can be exercised. In 2018 the performance condition was achieved. During 2019, 75% of RSU-2, 50% of RSU-4 and 25% of RSU-5 were exercised. The Company's stock-based compensation expense is accounted for in accordance with the provisions issued by the FASB for stock compensation and share-based arrangements. Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense at the time the performance condition is achieved. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates the fair value of each option award on the date of grant based on GCA Corp.'s publicly traded stock price at the close of business. GCA Corp.'s stock is traded on the Tokyo Stock Exchange, First Section (code 2174).

In March 2016, GCA Corp. granted 1,035,000 SAR to employees of the Company. In May 2017, GCA Corp. granted 686,473 SAR to employees of the Company. In July 2018, GCA Corp. granted 396,936 SAR to employees of the Company. A total of 2,118,409 SAR were granted to employees of the Company as of December 31, 2019. As of December 31, 2019, 230,899 of SAR granted have been forfeited. Share-based compensation is allocated to the Company for employees of GCA Savvian, LLC along with other compensation.

The following is an analysis of exercisable SAR as of December 31, 2019:

	Number of SAR	Weighted Average Exercise Price
Exercisable SAR:		
Balance on December 31, 2018	1,900,010	$ 0.01
Grant	-	$ 0.01
Exercised	(1,098,529)	-
Forfeited	(12,500)	$ 0.01
Balance on December 31, 2019	788,981	$ 0.01

Since there is no service/employment condition to vesting, all SAR are vested upon achievement of the performance condition, which was achieved in 2018. Therefore, there are no nonvested SAR as of December 31, 2019. All SAR are subject to an exercise schedule, which are exercisable, upon vesting, ratably over four years from grant date.

(10) Correction of an Error from a Prior Period

Member's Equity at the beginning of 2019 has been adjusted for the deferred tax benefit and additional stock compensation expense that was not recorded in error in the prior year. The exclusion of this expense was the result of a miscommunication between the Company and GCA Corp., which issued SAR to employees of the Company. In 2018, the Company recorded stock compensation expense based on the understanding, at the time, that there was a service/employment condition attached to the vesting of the SAR. In 2019 it was discovered that there was no such service/employment condition and, therefore, all SAR vested upon achievement of a performance condition, which was achieved in 2018. In 2018, 100% of the SAR compensation expense should have been recorded. The correction has no effect on the results of the current year's activities; however, the cumulative effect decreases beginning member's equity for 2019 by $1,015,548. Accordingly, the Company restated its results for the year ended December 31, 2018.

(11) Subsequent Events

The Company has evaluated subsequent events through February 27, 2020, the date the accompanying financial statements were issued, and has determined there are no matters requiring disclosure.